SUB-ITEM 77C: Submission of matters to a vote of security holders

Annual Meeting of Shareholders. On May 12, 2016, the
Fund held its Annual Meeting of Shareholders (the
"Meeting") to consider and vote on the proposal set forth below. The following votes were recorded:

Proposal: The election of one Class II Trustees to the Board of Trustees for a term of three years to expire at the 2019 annual meeting of Shareholders, or special meeting in lieu thereof, and until her successor has been duly elected and qualified.

    Election of Julie Dien Ledoux as a Class II Trustee of the Fund



Shares Voted

Percentage
of Shares Voted

For

10,797,806

94.9
%
Withheld

581,085
5.1
%

    The terms of office of Randolph Takian, Darren
Thompson and Joel Citron, the remaining members of the Board of Trustees, continued after the Meeting.